EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Vodacom quarterly trading update correction - Vodacom revises Prepaid ARPU to R72

Vodacom Group (Proprietary) Limited (“Vodacom”), South Africa’s leading mobile communications group, in which Telkom has a 50.0% holding, wishes to report an amendment to its quarterly trading update for the three months ended December 31, 2005 released on 25 January 2006. Prepaid ARPU per month for Vodacom’s South African operations for the nine months to December 31, 2005 was R72, compared to R65 as previously stated, resulting in a 1.4% quarter-on-quarter increase. The blended South African ARPU remains unchanged for the nine months to December 31, 2005 at R144.

2 February 2006